Filed pursuant to Rule 424(b)(3)
File No. 333-268093

PGIM PRIVATE CREDIT FUND

SUPPLEMENT NO. 5 DATED APRIL 8, 2024

TO THE PROSPECTUS DATED JUNE 7, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of PGIM Private Credit Fund (the “Fund”), dated June 7, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the Prospectus.

Before investing in our Common Shares, you should read carefully the Prospectus and this Supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 23 of the Prospectus before you decide to invest in our Common Shares.

Updates to Prospectus

The following replaces the paragraph under “Kansas” in the “Suitability Standards” section of the Prospectus and the suitability standards for Kansas residents set forth in “Appendix A” of “Appendix A: Form of Subscription Agreement”:

Kansas—It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10% of their liquid net worth.

The following replaces the paragraph under “Ohio” in the “Suitability Standards” section of the Prospectus and the suitability standards for Ohio residents set forth in “Appendix A” of “Appendix A: Form of Subscription Agreement”:

Ohio—Purchasers residing in Ohio may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded BDCs. For purposes of Ohio’s suitability standard, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities. This condition does not apply, directly or indirectly, to federally covered securities.

The following paragraph replaces the paragraph following the end of the “Vermont” bullet in the “Suitability Standards” section of the Prospectus:

The Manager, those selling shares on the Fund’s behalf, and participating brokers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years after the information is used to determine that an investment in the Fund’s shares is suitable and appropriate for each investor. Relevant information for this purpose will include at least the age, investment objectives, investment experience, income, net worth, financial situation and other investments of the prospective investor, as well as any other pertinent factors. In making this determination, the participating broker, registered investment adviser, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider whether the investor:

•	meets the minimum income and net worth standards established in the investor’s state;

•	can reasonably benefit from an investment in the Fund’s Common Shares based on the investor’s overall investment objectives and portfolio structure;

•	is able to bear the economic risk of the investment based on the investor’s overall financial situation, including the risk that the investor may lose its entire investment; and

•	has an apparent understanding of the following:

•	the fundamental risks of the investment;

•	the risk that the investor may lose its entire investment;

•	the lack of liquidity of the Fund’s shares;

•	the background and qualification of the Manager; and

•	the tax consequences of the investment.

The following replaces the last two sentences of the first paragraph of the answer under “What strengths does the Subadviser offer?” in the “Prospectus Summary” section of the Prospectus:

PPC is a key player in the direct lending asset class, stemming from (i) conservative underwriting, principally driven by seeking borrowers with lower leverage profiles, and (ii) strong capabilities to reduce losses and maximize post- default recovery ratios, which are derived from a disciplined approach to covenants and terms coupled with an active portfolio management strategy, including an experienced workouts team. PPC believes that the following strengths distinguish PPC as an investment subadviser:

The following replaces the fifth paragraph of the answer under “What is the market opportunity?” in the “Prospectus Summary” section of the Prospectus:

PPC focuses on leveraging its proprietary origination network to produce a diverse portfolio of both non-sponsored loans coupled with a selective approach to private equity sponsored loans, whereas there are other direct lenders that focus solely on private equity sponsored companies. This origination strategy is broadly focused on middle-market issuers in the United States between $10-$50 million of EBITDA. PPC believes size and company longevity more than offset non-sponsored risk (i.e., lack of equity fund capital/governance). Through experience, PPC is of the view that coupling these non-sponsored investments with a sponsored portfolio focused on middle-market issuers creates valuable diversification for the Fund.

The following is added as the last sentence of the paragraph under “How will you identify investments?” in the “Prospectus Summary” section of the Prospectus:

The Fund has not historically paid for referrals of investment opportunities by Prudential personnel, affiliates, or third parties.

The following is deleted from the second paragraph in the answer under “How will the Fund be allocated investment opportunities?” in the “Prospectus Summary” section of the Prospectus and all similar disclosure is deleted from the Prospectus:

PPC may contractually agree to give certain other clients certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such other clients’ respective governing agreements.

The following is added to the answer under the question “Can I request that my shares be repurchased or transferred?” in the “Prospectus Summary” section of the Prospectus and all similar disclosure in the Prospectus:

Any repurchases of the Manager’s and affiliate shares will be on the same terms and subject to the same limitations as other shareholders.

The following is added as the final paragraph to the answer under the question “Can I request that my shares be repurchased or transferred?” in the “Prospectus Summary” section of the Prospectus:

Our Common Shares are freely transferable, except where a transfer is restricted by federal and state securities laws or by contract.

The following replaces the first and second paragraphs in the answer under “What fees does the Fund pay for investment advisory services?” in the “Prospectus Summary” section of the Prospectus:

Pursuant to an amended and restated management agreement between the Fund and the Manager (the “Management Agreement”), the Manager, subject to the supervision of the Fund’s Board of Trustees and in conformity with the stated policies of the Fund, is responsible for managing both the operations of the Fund and the composition of the Fund’s portfolio.

The Manager has entered into an amended and restated subadvisory agreement (the “Subadvisory Agreement”) with the Subadviser which provides that the Subadviser will furnish investment advisory services in connection with the management of the Fund. Under the Subadvisory Agreement, the Subadviser, subject to the supervision of the Manager, is responsible for managing the assets of the Fund in accordance with the Fund’s investment objective, investment program and policies. The Subadviser determines what private credit and other instruments are purchased and sold for the Fund and is responsible for obtaining and evaluating financial data relevant to the Fund. The Manager continues to have responsibility for all investment advisory services pursuant to the Management Agreement and supervises the Subadviser’s performance of such services. The Manager will pay a portion of the management fees and incentive fees it receives from the Fund to the Subadviser.

The following replaces the second paragraph in the answer under “What are the offering and servicing costs?” in the “Prospectus Summary” section of the Prospectus and all similar disclosure in the Prospectus:

Subject to FINRA limitations on underwriting compensation, the Fund will pay the following shareholder servicing and/or distribution fees to the Intermediary Manager: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees will be paid with respect to the Class I shares. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The shareholder servicing and/or distribution fees will be payable to the Intermediary Manager, but the Intermediary Manager anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, selling agents. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer agency and sub-accounting services that are not required to be paid pursuant to the shareholder servicing and/or distribution fees under FINRA rules. The Fund also may pay for these sub-transfer agency and sub-accounting services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of the Fund’s investments. The Fund will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Estimated Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.

The following replaces the ninth paragraph in the answer under “What are your policies related to conflicts of interests with Prudential and its affiliates?” in the “Prospectus Summary” section of the Prospectus:

A portfolio manager may be faced with a conflict of interest when allocating scarce investment opportunities given the benefit to PPC of favoring accounts that pay a higher fee or generate more income for PGIM. To address this conflict of interest, PPC has adopted allocation policies as well as supervisory procedures that are intended to allocate investment opportunities among competing client accounts on a fair and equitable basis over time. See “Investment Objectives and Strategies - Allocation of Investment Opportunities.” PPC manages certain funds that are subject to incentive compensation on a side-by-side basis with other accounts including the Fund. PPC has implemented policies and procedures to address potential conflicts of interest arising out of such side-by-side management.

The following replaces the paragraph under “Our Board of Trustees may amend our Declaration of Trust without prior shareholder approval.” in the “Risk Factors” section of the Prospectus:

Our Board of Trustees may, without shareholder vote, amend or otherwise supplement the Declaration of Trust, including without limitation, to impose advance notice bylaw provisions for Trustee nominations or for shareholder proposals, to require super- majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature; provided, however, that if any amendment or new addition to the Declaration of Trust adversely affects the rights of shareholders, such amendment or addition must also be approved by the shareholders. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present.

The following replaces the last three sentences under “We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.” in the “Risk Factors” section of the Prospectus and all similar disclosure in the Prospectus:

A significant part of our investment approach stems from the fact that the market for investments in middle market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

The following is added to the “Risk Factors” section of the Prospectus:

Provisions of our Declaration of Trust and bylaws could deter takeover attempts.

Pursuant to our Declaration of Trust and bylaws, as amended, our Board of Trustees is divided into three classes of trustees. Each class consists, as nearly as possible, of one-third of the total number of Trustees, and each class has a three-year term. Our classified Board could have the effect of making the replacement of incumbent Trustees more time consuming and difficult. Because our Trustees may be removed by shareholders upon a vote by the holders of more than fifty percent (50%) of our outstanding Shares entitled to vote with or without cause, at least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our Board of Trustees. Thus, our classified Board could increase the likelihood that incumbent Trustees will retain their positions. The staggered terms of Trustees may delay, defer or prevent a tender offer by a third party or an attempt to change control of us or another transaction that might involve a premium price for our Common Shares that might be in the best interest of our shareholders.

The following replaces the first two paragraphs under “Expenses” in the “Plan of Operation” section of the Prospectus and all similar disclosure in the Prospectus:

Except as specifically provided below, all investment professionals and staff of the Manager and the Subadviser, when and to the extent engaged in providing investment advisory services and subadvisory services to the Fund and the base compensation, bonus and benefits of such personnel allocable to such services, will be provided and paid for by the Manager or Subadviser, as applicable.

In connection with its management of the corporate affairs of the Fund, the Manager bears the following expenses, among others: (i) the salaries and expenses of all employees of the Fund and the Manager, except the fees and expenses of Trustees who are not “affiliated persons” of the Manager or any subadviser within the meaning of the 1940 Act; (ii) all expenses incurred by the Manager in connection with managing the ordinary course of the Fund’s business, other than those assumed by the Fund in the Management Agreement; (iii) rent or depreciation, utilities, capital equipment or other administrative items of the Manager or its affiliates; and (iv) the fees, costs and expenses payable to a subadviser pursuant to a subadvisory agreement.

The following is added to the “Plan of Operations” section of the Prospectus:

Off-Balance Sheet Arrangements

Other than contractual commitments and other legal contingencies incurred in the normal course of our business, we do not expect to have any off-balance sheet financings or liabilities.

The following replaces the second paragraph under “Allocation of Investment Opportunities – General” in the “Investment Objectives and Strategies” section of the Prospectus:

The Subadviser will share any investment and sale opportunities with its other clients and the Fund in accordance with the 1940 Act and the Advisers Act, and PPC’s allocation policies. Pursuant to its allocation policies, PPC will allocate investment opportunities in a manner that is consistent with an allocation methodology that is designed to ensure that allocations of such opportunities are made on a fair and equitable basis over time. In determining such allocations, PPC may take into account such factors as it deems appropriate, including, but not limited to, clients’ investment objectives and focus, target investment sizes and target returns, available capital (including anticipated leverage), mandatory minimum investment rights, contractual obligations, applicable investment restrictions (including concentration limits), portfolio diversification, risk management, foreign currency and availability of currency and other hedging strategies, legal, tax, regulatory, and other similar considerations (including internal policies and procedures, such as compliance with the 1940 Act, and targeted investment capacity), actual or potential conflicts of interest, subject in each case to a client’s operational limitations on its ability to comply with funding requirements, as well as other factors deemed relevant by PPC.

The following replaces the fifth paragraph of the “Market Opportunity” subsection under the “Investment Objectives and Strategies” section of the Prospectus:

PPC focuses on leveraging its unique origination network to produce a diverse portfolio of both non-sponsored loans coupled with a selective approach to sponsored loans. This origination strategy broadly focused on middle-market issuers in the United States between $10-$50 million of EBITDA, but with non-sponsored issuers typically in the $25-$75 million EBITDA range, where we believe size and company longevity more than offset non-sponsored risk (i.e., lack of equity fund capital/governance) coupled with a sponsored portfolio focused on lower middle-market issuers of $8-$25 million of EBITDA.

The following replaces the “Affiliated Transactions” paragraph under “Regulation as a BDC” in the “Investment Objectives and Strategies” section of the Prospectus:

Affiliated Transactions. We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not “interested persons” of the Fund or the Manager as defined in the 1940 Act and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Manager and certain funds managed and controlled by the Manager and its affiliates, subject to certain terms and conditions.

The following replaces the first paragraph under “Board of Trustees” in the “Management of the Fund” section of the Prospectus:

Our business and affairs are managed under the direction of our Board of Trustees. The Board of Trustees are classified, with respect to the time for which members of the Board of Trustees severally hold office, into three classes—Class I, Class II and Class III—as nearly equal in number as reasonably possible, with the Trustees in each Class to hold office until their successors are elected and qualified. Each Trustee holds office for the term for which he or she is elected and until his or her successor is elected and qualified. The term “qualify” is used in the Declaration of Trust and bylaws to describe when a Trustee qualifies to be seated as a Trustee. As such term is currently used, a nominee for election as a Trustee would qualify if such nominee accepts the nomination. Pursuant to the Fund’s bylaws, any Trustee nominated for re-election who fails to receive the requisite vote for re-election at an annual meeting of shareholders, and whose successor has neither been elected nor qualified, shall retain his or her position and shall remain a member of the relevant class of Trustees, holding office until the next annual meeting of shareholders . At each succeeding annual meeting of shareholders, the successors to the Class of Trustees whose terms expire at that meeting shall be elected to hold office for terms expiring at the later of the annual meeting of shareholders held in the third year following the year of their election or the election and qualification of their successors. The responsibilities of the Board of Trustees include, among other things, the oversight of our investment activities, the oversight of the monthly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board of Trustees consists of four members, three of whom are not “interested persons” of the Fund or of the Manager as defined in Section 2(a)(19) of the 1940 Act as determined by the Board of Trustees in accordance with the standards set forth in Section 2(a)(19) of the 1940 Act. Section 2(a)(19) of the 1940 Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or profession relationship with the Fund or the Manager. We refer to these individuals as our Independent Trustees. In determining independence, the Board of Trustees, among other matters, reviews completed Trustee due diligence questionnaires and conducts interviews and background checks, as appropriate. Our Board of Trustees elects our executive officers, who serve at the discretion of the Board of Trustees.

The following is deleted from the “Management of the Fund” section of the Prospectus and all similar disclosure is deleted from the Prospectus:

While we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board of Trustees will be divided into three classes of trustees serving staggered terms of three years each.

The following replaces the first paragraph under “Leadership Structure and Qualifications of Board of Trustees” in the “Management of the Fund” section of the Prospectus and all similar disclosure in the Prospectus:

The Board is responsible for oversight of the business and affairs of the Fund. The Fund has engaged the Manager to manage the business and affairs of the Fund on a day-to-day basis. The Board oversees the Manager and certain other principal service providers in the operations of the Fund. The Board is currently composed of four Trustees, three of whom are Independent Trustees and one of whom is an Interested Trustee. The Board meets at regularly scheduled meetings four times throughout the year. In addition, Trustees may meet in-person or by telephone at special meetings or on an informal basis at other times. As described below, the Board has established two standing committees each comprised solely of the Independent Trustees—Audit and Nominating and Governance—and may establish ad hoc committees or working groups from time to time, to assist the Board in fulfilling its oversight responsibilities. The Independent Trustees have also engaged independent legal counsel to assist them in fulfilling their responsibilities.

The following replaces the last paragraph under “Management Agreement” in the “Management and Advisory Arrangements” section of the Prospectus and all similar disclosure in the Prospectus:

The Management Agreement provides that the Manager will not be liable for any error of judgment by the Manager or for any loss suffered by the Fund in connection with the matters to which the Management Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or loss resulting from willful misfeasance, bad faith or negligence on its part in the performance of its duties or reckless disregard by it of its obligations and duties under the Management Agreement. The Management Agreement provides that it will terminate automatically in the event of an assignment (as defined in the 1940 Act), and that it may be terminated at any time without penalty by the Fund by the Board or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund upon 60 days’ written notice, or by the Manager at any time provided such termination would not affect the tax status of the Fund and would not materially adversely affect the Fund’s shareholders on not less than 120 days’ written notice to the Fund and the Fund’s shareholders. The Management Agreement will continue in effect for a period of more than two years from the date of execution only so long as such continuance is specifically approved at least annually in accordance with the requirements of the 1940 Act.

The following replaces the “Board Approval of the Management Agreement” subsection in the “Management and Advisory Arrangements” section of the Prospectus:

Board Approval of the Initial Management Agreement

Our Board, including our Independent Trustees, approved an initial management agreement (the “Initial Management Agreement”) at a meeting held on November 1, 2022. In reaching a decision to approve the Initial Management Agreement, the Board reviewed a significant amount of information and considered, among other things:

•	the nature, quality and extent of the advisory and other services to be provided to the Fund by the Manager;

•	the proposed investment advisory fee rates to be paid by the Fund to the Manager;

•	the fee structures of comparable externally managed business development companies that engage in similar investing activities;

•	our projected operating expenses and expense ratio compared to business development companies with similar investment objectives;

•	information about the services to be performed and the personnel who would be performing such services under the Management Agreement; and

•	the organizational capability and financial condition of the Manager and its affiliates.

Based on the information reviewed and the discussion thereof, the Board, including a majority of the non-interested trustees, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided and approved the Initial Management Agreement as being in the best interests of our shareholders. Subsequently the Board and the Fund’s shareholders approved the Management Agreement.

The following replaces the first paragraph under “Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses” in the “Description of Our Shares” section of the Prospectus:

Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law, but subject to any limitation under applicable federal securities law and state securities laws. Our Declaration of Trust provides for the indemnification of any Trustees, officers, employees, control persons and agents of the Fund to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

The following replaces the paragraphs under “Sales and Leases to the Fund”, “Sales and Leases to our Manager, Trustees or Affiliates” and “Loans” in the “Description of Our Shares” section of the Prospectus:

Sales and Leases to the Fund

Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we or the Independent Trustees may not purchase or lease assets in which the Manager or any of its affiliates have an interest unless all of the following conditions are met: (a) the transaction occurs at the formation of the Fund and the transaction is fully disclosed to the shareholders either in a prospectus or periodic report filed with the SEC or otherwise; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. However, the Manager may purchase assets in its own name (and assume loans in connection) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to the Manager; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to the Manager.

Sales and Leases to our Manager, Trustees or Affiliates

Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we may not sell assets to the Manager or any of its affiliates unless such sale is approved by the holders of a majority of our outstanding Common Shares. Our Declaration of Trust also provides that we may not lease assets to the Trustees, the Manager or any affiliate thereof unless all of the following conditions are met: (a) the transaction occurs at the formation of the Fund and is fully disclosed to the shareholders either in a prospectus or periodic report filed with the SEC or otherwise; and (b) the terms of the transaction are fair and reasonable to us.

Loans

Our Declaration of Trust provides that, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to the Manager or any of its affiliates.

The following replaces the paragraphs under “Number of Trustees; Vacancies; Removal”, “Action by Shareholders”, “Amendment of the Declaration of Trust and Bylaws”, “Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution” and “Derivative Actions” in the “Description of Our Shares” section of the Prospectus:

Number of Trustees; Vacancies; Removal

Our Declaration of Trust provides that the number of Trustees will be set by our Board of Trustees in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Trustees may at any time increase or decrease the number of Trustees. Our Declaration of Trust provides that the number of Trustees generally may not be less than three. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our Board of Trustees in setting the terms of any class or series of preferred shares, pursuant to an election under our Declaration of Trust, any and all vacancies on our Board of Trustees may be filled only by the affirmative vote of a majority of the remaining Trustees in office, even if the remaining Trustees do not constitute a quorum, and any Trustee elected to fill a vacancy will serve for the remainder of the full term of the Trustee for whom the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the 1940 Act; provided, however, that any such Trustee will be proposed for election by shareholders at the next annual meeting of shareholders. Independent Trustees will nominate replacements for any vacancies among the Independent Trustees’ positions.

Our Declaration of Trust provides that a Trustee may be removed (provided the aggregate number of Trustees after such removal shall not be less than the minimum number required by the Declaration of Trust) for cause by a majority of the remaining Trustees (or in the case of the removal of a Trustee that is not an interested person, a majority of the remaining Trustees that are not interested persons) or, with or without cause, upon a vote by the holders of more than fifty percent (50%) of the outstanding shares of the Fund entitled to vote.

We have a total of four members of our Board of Trustees, three of whom are Independent Trustees. Our Declaration of Trust provides that a majority of our Board of Trustees must be Independent Trustees except for a period of up to 60 days after the death, removal or resignation of an Independent Trustee pending the election of his or her successor. Each Trustee will hold office until his or her successor is duly elected and qualified. Our Board of Trustees is divided into three classes of Trustees serving staggered terms of three years each.

Action by Shareholders

Our bylaws provide that shareholder action can be taken at an annual meeting or a special meeting of shareholders or by unanimous consent in lieu of a meeting. The shareholders will only have voting rights as required by the 1940 Act or as otherwise provided for in the Declaration of Trust. The Fund will hold annual meetings. Special meetings may be called by the Trustees and certain of our officers, and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, our organizational documents provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by our secretary upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. The secretary shall provide all shareholders, within ten days after receipt of said request, written notice either in person or by mail of the date, time and location of such requested special meeting and the purpose of the meeting. Any special meeting called by such shareholders is required to be held not less than fifteen nor more than 60 days after notice is provided to shareholders of the special meeting. These provisions will have the effect of significantly reducing the ability of shareholders being able to have proposals considered at a meeting of shareholders.

With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Trustees at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Trustees or (3) provided that the Board of Trustees has determined that Trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Declaration of Trust.

Our Declaration of Trust also provides that, subject to the provisions of any class or series of shares then outstanding and the mandatory provisions of any applicable laws or regulations or other provisions of the Declaration of Trust, the following actions may be taken by the shareholders, without concurrence by our Board of Trustees or the Manager, upon a vote by the holders of more than 50% of the outstanding shares entitled to vote to:

•	modify the Declaration of Trust;

•	remove the Manager or appoint a new investment adviser;

•	dissolve the Fund; or

•	sell all or substantially all of our assets other than in the ordinary course of business or as otherwise permitted by law.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our Board of Trustees a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Declaration of Trust does not give our Board of Trustees any power to disapprove shareholder nominations for the election of Trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of Trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Our Manager may not, without the approval of a vote by the holders of more than 50% of the outstanding shares entitled to vote on such matters:

•	amend the Declaration of Trust except for amendments that would not adversely affect the rights of our shareholders;

•	voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;

•	appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Advisory Agreement and applicable law);

•	cause the merger or other reorganization of the Fund; or

•	sell all or substantially all of our assets other than in the ordinary course of business or as otherwise permitted by law; or cause the merger or similar reorganization of the Fund.

Amendment of the Declaration of Trust and Bylaws

Our Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present.

Our Declaration of Trust provides that our Board of Trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws; provided, however, that if any amendment to the bylaws adversely affects the voting rights of shareholders, such amendment must be approved by a majority of the outstanding shares of the Fund entitled to vote on the matter, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. Except as described above and for certain provisions of our Declaration of Trust relating to shareholder voting and the removal of trustees, our Declaration of Trust provides that our Board of Trustees may amend our Declaration of Trust without any vote of our shareholders.

Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution

The Board of Trustees may not approve a merger, conversion, consolidation or other reorganization of the Fund without the affirmative vote by the holders of more than fifty percent (50%) of the outstanding shares of the Fund entitled to vote on the matter. The Fund will not permit the Manager to cause any other form of merger or other reorganization of the Fund without the affirmative vote by the holders of more than fifty percent (50%) of the outstanding shares of the Fund entitled to vote on the matter.

Derivative Actions

No person, other than a Trustee, who is not a shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed; and a demand on the Board of Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, is composed of Board of Trustees who are not “Independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Board of Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Board of Trustees determine not to bring such action. For purposes of this paragraph, the Board of Trustees may designate a committee of one or more Trustees to consider a shareholder demand. This paragraph does not apply to claims asserted under state securities laws.

The following replaces the first paragraph under “Access to Records” in the “Description of Our Shares” section of the Prospectus:

Any shareholder with a proper purpose will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and business telephone numbers of our shareholders, along with the number of Common Shares held by each of them, will be maintained as part of our books and records and will be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any shareholder who requests the list within ten days of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication. Such copy of the shareholder list shall be printed in alphabetical order, on white paper, and in readily readable type size (no smaller than 10 point font).